Exhibit 99.3
Arthur J. Steinberg
Heath D. Rosenblat
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
212/836-8000 telephone
212/836-7157 facsimile
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION,	)
)
Plaintiff,	)
)
vs.	)	Case No. 02-CV-5713-JES
)
IBF COLLATERALIZED FINANCE CORP.,	)
IBF-VI SECURED LENDING CORP.,	)
INTERBANK FUNDING CORP., AND	)
SIMON A. HERSHON,	)
)
Defendants.	)
SEVENTH INTERIM REPORT FOLLOWING EFFECTIVE DATE OF
JOINT LIQUIDATING PLAN WITH RESPECT TO THE DEBTORS
November 27, 2007

     This seventh interim report (“Report”) is submitted on behalf of IBF Liquidating LLC (“IBF LLC”) and IBF Fund Liquidating LLC (“Fund LLC” and, collectively, “Liquidating LLCs”), pursuant to Section 9.3 of the Joint Liquidating Plan1 (as amended, the “Plan”), and the Bankruptcy Court’s “Post-Confirmation Order and Notice” dated August 28, 2003. This Report addresses the period from March 1, 2007 through October 31, 2007 (“Seventh Interim Period”).2
I.
EXECUTIVE SUMMARY
A. Receipts and Disbursements
     In the Seventh Interim Period, Fund LLC collected approximately $3.4 million and disbursed approximately $9.8 million, for a net decrease to cash of roughly $6.4 million
     Collections in the Seventh Interim Period resulted primarily from (i) the sale of the Hilton Garden Inn, from which Fund LLC recovered $2,392,063; (ii) settlements with certain defendants in the pending litigation to enforce the seller financing required of Fund LLC in connection with the original sale of U.S. Mills Inc. (“US Mills”), from which Fund LLC recovered $825,000; (iii) interest payments of $25,913 from an escrow established in connection with the second sale of US Mills; and (iv) litigation and other miscellaneous collections (appx. $80,000).
     Future collections will be limited and will come primarily from (i) resolution of Fund LLC’s claims against the remaining defendants in the above-described litigation regarding US

[1]	“Debtors” refers to InterBank Funding Corp. (“IBF”), IBF Collateralized Finance Corp. (“CFC”), IBF VI-Secured Lending Corp. (“SLC”) and IBF Premier Hotel Group, Inc., all debtors in chapter 11 cases pending in the Bankruptcy Court for this District, In re InterBank Funding Corp. et al., No. 02-41590 (BRL) (Jointly Administered). CFC and SLC are referred to collectively throughout this Report as the “Funds.” “ICA Trustee” refers to Arthur Steinberg, in his capacity as trustee of the Funds and their respective subsidiaries under the Investment Company Act of 1940, pursuant to this Court’s appointment on December 5, 2002.

[2]	For a summary of earlier events, reference is made to the six prior interim reports dated July 26, 2004, February 1, 2005, August 5, 2005, February 21, 2006, August 30, 2006 and March 30, 2007, respectively. Copies of the reports and certain other documents are available for printing or downloading at no cost at www.ibffund.com.

Mills (summary judgment was recently entered in favor of Fund LLC and the matter is on appeal to the District Court); (ii) dissolution of the $1 million post-closing escrow established in connection with the second sale of US Mills, which matures in February 2008; (iii) disposition of Fund LLC’s interest in the failed resort project on Cat Island, Bahamas; and (iv) certain “put” rights pursuant to which, starting in December 2007, Fund LLC can require a third-party fund to purchase certain restricted stock Fund LLC received in connection with the sale of I&BS (as defined below).3
B. Proposed Distribution
     Given the current cash position and uncertainty as to the amount and timing of future receipts, Fund LLC is not in a position to propose a meaningful distribution at this time. Should circumstances change, the ICA Trustee will revisit its determination and notify investors.
II.
PROGRESS REPORT FOR
SEVENTH INTERIM PERIOD
A. Prior Distributions by Fund LLC4
     To date, Fund LLC has made seven distributions under the Plan, paying out a total of approximately $58,423,671 to investors and the Funds’ other creditors as follows –
     • In December 2003, Fund LLC distributed $19,283,520: (a) Escrow Claimants were paid $15,632,103 (58.3%), and (b) Non-Escrow Claimants were paid $3,566,510 (2.2%). Some investors chose a one time “cash-out” payment in lieu of participating in the liquidation; these payments totaled roughly $12,000. The balance, $72,907, was reserved for (and has since been paid to) members of AIH.
     • In October 2004, Fund LLC distributed $9,152,135: (a) Escrow Claimants were paid $5,297,466 (19.8%), for a total of $20,929,569 (78.1%), and (b) Non-Escrow

[3]	There will also be smaller collections from certain of the assets as further described herein.

[4]	IBF LLC has no material assets and made no distributions to IBF’s creditors; nor does it appear that IBF LLC will recover any assets which could be distributed. Further, the Plan requires that, before making any distributions to IBF’s creditors, IBF LLC first repay amounts advanced by the Funds during the chapter 11 cases to pay IBF’s share of administrative expenses. IBF LLC is not expected to make any distributions. Fund LLC is paying IBF LLC’s administrative costs but the work required is minimal and the cost is not material.

Claimants were paid $3,777,468 (2.2%), for a total of $7,343,978 (4.5%). The balance, $77,220, was reserved for (and has since been paid to) members of AIH.
     • In February 2005, Fund LLC distributed $7,000,000: (a) Escrow Claimants were paid $254,298 (0.9%), for a total of $21,183,867 (79.0%), and (b) Non-Escrow Claimants were paid $6,610,566 (4.0%), for a total of $13,954,544 (8.5%). The balance, $135,135, was reserved for (and has since been paid to) members of AIH.
     • In September 2005, Fund LLC distributed $4,000,000: (a) Escrow Claimants were paid $145,314 (0.6%), for a total of $21,329,181 (79.6%), and (b) Non-Escrow Claimants were paid $3,777,465 (2.3%), for a total of $17,732,009 (10.8%). The balance, $77,221, was reserved for (and has since been paid to) members of AIH.
     • In November 2005, Fund LLC acquired the assets of AIH and made a special distribution of $362,483 solely to AIH members, meant as a “catch-up” payment to account for earlier distributions to the Funds’ investors. Following that payment, AIH members are entitled to share pro rata in distributions to Non-Escrow Claimants.
     • In December 2005, Fund LLC distributed $6,000,000: (a) Escrow Claimants were paid $217,971 (0.8%), for a total of $21,547,152 (80.4%), and (b) Non-Escrow Claimants were paid $5,782,029 (3.4%), for a total of $23,876,521 (14.2%).
     • In October 2006, Fund LLC distributed $5,000,000: (a) Escrow Claimants were paid $531,356 (1.98%) (mostly collections from settlements with broker-dealers, net of legal expenses – no further recoveries from broker-dealers are expected), bringing their total recovery to $22,078,507 (82.4%), and (b) Non-Escrow Claimants were paid $4,468,644 (2.66%), bringing their total recovery to $28,357,806 (16.9%).
     • In April 2007, Fund LLC made its seventh and most recent distribution, distributing $8,000,000: (a) Escrow Claimants were paid $271,212 (1.01%), bringing their total recovery to $22,349,719 (83.36%), and (b) Non-Escrow Claimants were paid $7,728,788 (4.61%), bringing their total recovery to $36,073,952 (21.53%).
B. Future Distributions
     Future distributions will be primarily for the benefit of Non-Escrow Claimants, subject to the following: (a) on account of their “Deficiency Claims” (i.e., the difference between Escrow Claimants’ initial investments (appx. $26,864,853) and their recoveries from the SEC Escrow (appx. $15.6 million) and Escrow Note (appx. $5.1 million)), Escrow Claimants own 3.63% of Fund LLC; and (b) AIH owns, for the benefit of its members, 1.93% of Fund LLC.

C. Administrative Matters
     1. Tax/Reporting
     Fund LLC expects to complete its 2007 tax return as to allow for the mailing of schedule K-1s to investors by no later than the last week of March 2008. Investors are strongly encouraged to consult their personal tax advisors upon receipt of their K-1s for advice on how this affects them.
     2. Winddown/Dissolutions
     No investment vehicles were dissolved in the Seventh Interim Period.
D. Investment Portfolios
     The following is a summary of activities during the Seventh Interim Period concerning the investments remaining in the Funds’ portfolios. Reference is made to Exhibit D of the Preliminary Report of Arthur J. Steinberg, Trustee (“Preliminary Report”), filed herein on February 18, 2003, for a more thorough description of the Funds’ portfolio investments.
     1. Platform Companies
          a. I&BS/ABR
     The sale of Investment and Benefit Services n/k/a American Benefit Resources Inc. (“I&BS”) to National Investment Managers, Inc. (“NIM”) closed in November 2005. The sale was a material source of recovery, exceeding estimations and netting Fund LLC roughly $8.4 million. Fund LLC’s sole remaining interest is $1 million of restricted stock of NIM.
     As part of the sale, Duncan Capital Group LLC (“Duncan Capital”) and DCI Master LDC, acquired from NIM options to purchase stock in exchange for their agreement to enter into a put agreement with Fund LLC. The put agreement enables Fund LLC to require the two funds to purchase the restricted stock Fund LLC received from the NIM transaction for a purchase price of $1 million at any time in the twelve-month period beginning in December 2007.

     In May 2007, the SEC commenced an enforcement action against Duncan Capital. Fund LLC learned of the litigation shortly after the May 2007 filing and is monitoring it closely to determine whether it may impair the value of its put rights. That litigation is in the very early stages.
          b. US Mills
               (1) Original Sale of US Mills to Sunset
     The history of Fund LLC’s involvement with US Mills is reported in prior submissions. For purposes hereof, Fund LLC sold US Mills to Sunset Brands, Inc. (“Sunset”) in November 2005. In connection with the sale, Fund LLC recovered $1 million and provided $11 million of seller financing to Sunset. As collateral, Fund LLC received liens against substantially all of the assets of US Mills and Sunset. Fund LLC’s liens against US Mills were contractually subordinate to liens in favor of US Mills’ working capital lender, CapitalSource Finance, LLC (“CapitalSource”). As additional collateral for the lowest trance of seller debt, a $5 million debenture, Fund LLC also received credit enhancements from certain of Sunset’s insiders – its principal, Todd Sanders (“Sanders”), an affiliate Sunset Holdings International Ltd. (“Holdings”), and a third party, Chadmoore Wireless Group, Inc. (“Chadmoore”), controlled by a Sunset board member, Robert Moore (“Moore”). In Chadmoore’s case, the operative instrument was a put agreement (the “Chadmoore Put”) pursuant to which it agreed to purchase $2.5 million of the debenture if still unpaid in November 2006.
               (2) Sunset Defaults; Sale of US Mills to Susquehanna
     By January 2006, CapitalSource’s and Fund LLC’s loans were in default. Over the next eight months, Sunset pursued options to refinance US Mills. Under the terms of an intercreditor agreement with CapitalSource, Fund LLC had only minimal involvement in the discussions.

     In September 2006, Sunset signed a letter of intent to sell US Mills to a third party, Susquehanna Private Equity Investments, LLLP (“Susquehanna”), for $9 million, which would have paid CapitalSource in full and roughly half of Fund LLC’s debt. Fund LLC supported the sale but Sunset reneged and threatened to file bankruptcy when Fund LLC refused to waive its right to enforce the credit enhancements against Sunset’s insiders. Fund LLC took protective measures, acquiring CapitalSource’s debt at par to remove intercreditor issues and replacing US Mills’ board to avert a chapter 11 filing. Fund LLC then reopened discussions with Susquehanna. The strategy, authorized by the Bankruptcy Court, was a success and Fund LLC sold US Mills to Susquehanna in February 2007. Fund LLC netted roughly $7.8 million, which paid in full the first-lien debt and a substantial portion of the second-lien debt. No payment was made on the $5 million debenture and following the sale, Fund LLC was still owed in excess of $9 million and so it commenced efforts to enforce the credit enhancements against Sunset’s insiders.
               (3) Litigation against Sunset, Sanders and Holdings
     On February 14, 2007, Fund LLC filed a lawsuit against Sunset, Sanders and Holdings in the Bankruptcy Court. The defendants failed to respond and default judgments were taken (i) against Sunset in the sum of $8,547,105, (ii) against Sanders in the sum of $7,471,069, and (iii) against Holdings in the sum of $4,971,069. The default judgments have been registered in California – the last known location of any assets held by the defendants – and enforcement efforts are underway. All three defendants have claimed financial hardship and it is unclear at this time whether the default judgments will be a material source of recovery for Fund LLC.
               (4) Litigation against Chadmoore, Moore and Radusch
     Also on February 14, 2007, Fund LLC filed a lawsuit against Chadmoore, Moore and Chadmoore’s CFO, Stephen Radusch (“Radusch”). The lawsuit sought to enforce the $2.5 million Chadmoore Put. From discussions with Chadmoore, serious questions arose as to whether Moore and Radusch obtained the approvals necessary to bind Chadmoore to the Chadmoore Put and so the lawsuit added claims against Moore and Radusch to hold them accountable if the Chadmoore Put was unenforceable.
     The lawsuit included claims against Moore and Radusch stemming from a $12.25 million shareholder distribution made by Chadmoore in October 2006. At the time, Fund LLC was in discussions with counsel to Moore about the Chadmoore Put, which was set to mature by its terms on November 6, 2006. The distribution, made without prior notice to Fund LLC, rendered Chadmoore insolvent or close to insolvent. Moore and Radusch personally benefited from the distribution, receiving $423,535.50 and $51,785.01, respectively, on account of stock or stock options. This formed the basis for additional claims included in the lawsuit.
     Following the filing of the lawsuit, Fund LLC sought and obtained from the Bankruptcy Court an injunction prohibiting Chadmoore from distributing its remaining cash and requiring Moore and Radusch to segregate their October 2006 distributions pending a resolution of Fund LLC’s claims. The Bankruptcy Court also ordered Moore and Radusch to provide a limited accounting of their assets and transfers. There followed extensive motion practice, with Moore and Radusch filing multiple motions to dismiss the lawsuit on various grounds. The first evidentiary hearing was held on April 23, 2007, following which the Bankruptcy Court denied the motions to dismiss and entered the preliminary injunction (“PI Order”) on April 26, 2007. The PI Order restricted Chadmoore from making any further distributions and required Moore and Radusch to put back the October 2006 distribution received by them from Chadmoore.
     Over the course of the next several months, additional motions were filed, including motions by Moore to dismiss the lawsuit, assorted motions for summary judgment and a third-

party complaint Moore filed against the ICA Trustee and his advisors. Moore and Radusch also failed to comply with the Bankruptcy Court’s PI Order, requiring Fund LLC to initiate contempt proceedings. The litigation is still proceeding on this dual track but is now in essence a two-party dispute, as a result of Fund LLC having obtained favorable settlements with both Chadmoore and Radusch.
                    (a) Moore’s Contempt
     Reference is made to Fund LLC’s contempt pleadings filed in the Bankruptcy Court for a full history of Moore’s contempt.5 For purposes hereof, Moore has failed to post any of his required escrow of $423,535.50, notwithstanding the Court’s findings that he has continued making transfers to various parties (affiliates, trusts, friends, etc.) in an effort to conceal or shelter his assets in anticipation of an eventual judgment in favor of Fund LLC. Moore has also failed to make the full disclosures regarding his assets and transfers required by the Bankruptcy Court. The Bankruptcy Court held a series of evidentiary hearings and gave Moore repeated opportunities to comply but Moore squandered his chances and was adjudged in civil contempt. In an effort to coerce Moore’s compliance, one of the contempt orders prohibits Moore and his transferees from making any transfers until he complies with his disclosure requirements. Moore willfully disregarded that order and continued making transfers and concealing assets and transfers, which warranted further sanctions. Moore is currently accruing civil penalties of $500 per day until he is in compliance with both his disclosure and escrow requirements. Moore remains in contempt and fines are continuing to accrue.

[5]	See (i) Motion for Sanctions Application for (I) Civil Contempt Order, (II) Shortened Notice, and (III) Sanctions and Certain Related Relief (docket no. 57), dated May 14, 2007; (ii) Reply In Support Of Contempt Relief Against Moore And Preliminary Response To Moore’s Motion To Dismiss For Lack Of Subject Matter Jurisdiction, (docket no. 76), dated May 22, 2007; (iii) Memorandum Of Law In Opposition To Moore’s Motion To Alter Or Amend Contempt Order, (docket no. 139), dated July 13, 2007; and (iv) Statement In Further Support Of Request For An Order Adjudging Moore In Contempt And Imposing Sanctions, (docket no. 168), dated September 11, 2007.

     Following the last contempt hearing, held on October 2, 2007, the Bankruptcy Court entered two judgments in favor of Fund LLC – the first, for $7,000, representing the civil penalties accrued from September 18, 2007, to October 2, 2007, and the second, for $35,000, representing a portion of the attorney’s fees and costs incurred by Fund LLC in connection with the contempt proceedings. Fund LLC is in the process of enforcing those judgments. Both are on appeal (discussed below) but the second was certified for immediate registration and Fund LLC has since moved for immediate registration of the first judgment to avoid any undue delay.
                    (b) Summary Judgment
     In May 2007, the Bankruptcy Court authorized the parties to file motions for summary judgment, approved a briefing schedule and stayed discovery. In June 2007, Fund LLC filed a motion for summary judgment against Moore. At the time, Fund LLC was in discussions with the remaining defendants, Chadmoore and Radusch, who based on Fund LLC’s investigation were less culpable than Moore. Moore promptly filed a motion for summary judgment against Fund LLC and later moved for summary judgment against Chadmoore and Radusch.
     Following extensive briefing, oral argument was taken on August 6, 2007 and the Court reserved ruling. Fund LLC subsequently settled with Chadmoore and Radusch. Chadmoore paid Fund LLC $750,000 and assigned its claims against the other defendants to Fund LLC. Radusch paid $75,000, and assigned his claims against the other defendants to Fund LLC. Both settlements were approved by the Bankruptcy Court, on motion of Fund LLC, and have closed.
     On October 3, 2007, the Bankruptcy Court entered summary judgment in favor of Fund LLC and against Moore on one count of the lawsuit, Count VI, for roughly $1.8 million. Other counts remain open but are essentially duplicative of the judgment and have been stayed.
     Moore filed timely appeals from the three judgments against him – the substantive judgment for roughly $1.8 million, the judgment for $35,000 (representing a portion of the attorneys’ fees and costs incurred by Fund LLC in the contempt proceedings), and the judgment for $7,000 (representing the civil penalties accrued against Moore through October 2, 2007). In response, Fund LLC filed a cross-appeal an alternative theory of liability. The appeals are pending in the District Court and briefing will commence shortly. Moore has not posted a bond.
          c. Capstone Capital LLC
     There is no new progress to report; Fund LLC is continuing to monitor Capstone’s collection efforts but all indications are that this will not be a material source of recovery.
     2. Operating Hotels
          a. Hilton Garden Inn
     As previously reported, the owner, Chisholm Partners, Ltd., sold the Hilton Garden Inn, a 122-room hotel in Round Rock, Texas in March 2007. Fund LLC recovered roughly $2.3 million on account of its 75% limited partnership interest in Chisholm Partners, Ltd., plus certain accrued management fees. The general partner retained $300,000 as a reserve against taxes and other liabilities, and Fund LLC has a residual interest in any unused proceeds of that reserve. Fund LLC’s recovery from the hotel was far in excess of the Plan’s projection of $100,000.
     3. Development Properties
          a. Anguilla
     Reference is made to the prior reports for a detailed account of the background relating to the development and litigation concerning the Funds’ involvement in a failed resort development project on 1,407 acres known as “Anguilla Beach” on Cat Island, Bahamas. Anguilla is the last real property interest held by Fund LLC to be liquidated by the ICA Trustee and Fund LLC.
               1) Sale Efforts
     In the prior period, Fund LLC, with assistance from its broker, CB Richard Ellis (“CBRE”), conducted an auction in an effort to sell its second-lien debt. Following extensive negotiations with the lead bidder that stretched into the Seventh Interim Period, it was determined, in consultation with local counsel in the Bahamas, that the transaction could not be structured to address the bidder’s concerns about certain foreclosure risks. Fund LLC is consulting with its advisors on a possible auction of the subject property. In addition, recently, one of Fund LLC’s advisors with extensive real estate development contacts traveled to the Bahamas to meet with the owner, Ervin Knowles, and tour the property, in the hope of advancing development plans.
          2) Evans Litigation
     On the litigation front, there is nothing significant to report. The lawsuit is in essence a malpractice claim against the former lawyer, Thomas Evans, who determined that the Funds’ loan was a first-lien mortgage when it was subsequently determined to be a second-lien mortgage. In a previous settlement conference the Bahamas Court indicated a reluctance to proceed with the litigation without a greater understanding of the property’s value, which it believes will control the issue of whether any damages were suffered by Fund LLC.
     4. Securitization Assets
     There has been no change since the prior report. These assets produced significant recoveries for Fund LLC and all that remains are “long-tail” recoveries. Monthly collections have dropped to near zero and should not increase for several years. Fund LLC is continuing to monitor forecasts and consider sale possibilities but given recent issues in the sub-prime mortgage industry Fund LLC is satisfied that there is no market for these assets at this time.
E. Litigation/Arbitration
     1. Stein/1970 Asset Mgt
     Fund LLC continues to collect on the settlement signed with Ed Stein in 2004. The settlement calls for monthly payments of $12,500 through December 2008. In this period, Fund

LLC collected $75,000, bringing its total recovery to $625,000. Stein is three months in arrears ($ 37,500), but has advised that these payments will be made up in the near term.
     2. Outstanding Judgments – See supra Sections D(1)(b)(3) & (4).
     3. NASD Arbitrations
     The ICA Trustee is continuing to respond to information requests from attorneys representing former investors in the Funds. This information was used in a number of NASD (National Association of Securities Dealers, Inc.) arbitration actions brought by former investors against their respective former broker-dealers. These arbitrations have resulted in additional recoveries by former investors in addition to the recoveries from Fund LLC.
F. Global Settlement with Hershon
     The ICA Trustee continues to monitor the litigation in the District Court in Washington, DC, concerning securities claims asserted by a proposed class of investors against, among others, Radin Glass & Co. (the Funds’ former auditors) and CIBC World Markets Corp. (a broker of the Funds’ securities). This action was originally dismissed, but was appealed twice by the class. In July 2007, the DC Court of Appeals again remanded the matter to the District Court instructing it to look at any new facts in considering motions to dismiss to the class’ amended complaint against Radin and CIBC. Should the litigation be renewed and ultimately successful or settled, it is possible that there could be an additional dividend payable to the Funds’ investors.

III.
FINANCIAL CONDITION
OF LIQUIDATING LLCS
     Unaudited balance sheets and statements of operations summarizing the Liquidating LLCs’ financial condition as of October 31, 2007, are attached hereto as Exhibit A.6

Dated:	New York, New York November 27, 2007

IBF Liquidating LLC and IBF Fund Liquidating LLC
By:	/s/ Arthur J. Steinberg
Arthur J. Steinberg, ICA Trustee, as
Manager and Liquidating Agent
Counsel to the ICA Trustee:
Arthur J. Steinberg
Heath D. Rosenblat
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
212/836-8000 telephone
212/836-7157 facsimile

[6]	The amounts used on the balance sheet attached hereto reflect values assigned at Fund LLC’s inception and do not reflect current market value. Further, the amounts included in Exhibit A are for purposes of this Report only, and should not be used for tax accounting purposes.

EXHIBIT A

IBF Fund Liquidating, LLC
Balance Sheet
For the period ending October 31, 2007
(Unaudited)

ASSETS
Cash		2,985,994

Investments
Investment in Operating Businesses	2,580,771
Investment in Real Estate Development Properties	4,525,358
Investment in Securitization Assets	74,988

Total Investments		7,181,117

Miscellaneous Assets		483,924

Total Assets			10,651,035

LIABILITIES
Current Liabilities
Accounts Payable	314,390
Accrued Expenses-Professional Fees	100,000

Total Current Liabilities		414,390

Equity
Member Interest in LLC	12,044,784
Net Income	(1,808,139)

Total Equity		10,236,645

Total Liabilities and Equity			10,651,035